EMCORE Corporation
145 Belmont Drive
Somerset, New Jersey 08873

March 28, 2007

VIA FACSIMILE AND EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tim Buchmiller

Re:  EMCORE Corporation
        Registration Statement on Form S-3
        File No. 333-135639

Dear Mr. Buchmiller:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), EMCORE Corporation (the “Company”) respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its registration statement on Form S-3 (Registration Statement No. 333-135639) (the “Registration Statement”), filed by the Company on July 7, 2006. The Company’s request is based on the Company’s ineligibility to use Form S-3, arising after the Registration Statement was filed, pursuant to General Instruction I.A.3(b) thereto. The Registration Statement was never declared effective and no securities were sold in connection with the offering.

The Company respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (732) 302-9783, and the facsimile numbers of our counsel, John Welch of Jones Day, is (202) 626-1700. If you have any questions regarding this request for withdrawal, please contact Mr. Welch at (202) 879-3483.

Sincerely,

EMCORE Corporation

By: /s/ Howard W. Brodie
Howard W. Brodie, Esq.
Executive Vice President, Chief Legal Officer

cc: Adam Gushard - EMCORE Corporation
     John E. Welch - Jones Day